MYTRAVEL

05005382

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

18 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JAN 21 2005 WASH, D.C. 213 SECTION

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17 January 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Enclosures

dlw 1/27

J:Grpsec-15-07-0801-001-SEC-3-050118

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

14 January 2005

12. Total holding following this notification

743,612,929 A ordinary shares

13. Total percentage holding of issued class following this notification

18.14% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

17 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To The Company Secretary
MyTravel Group Plc

Fax No. 0161 232 6524

From Andrew Anderson

Date 14 January 2005

Total pages 2 **(Including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

Andrew Anderson
Central Compliance Department

\\lonc13\central_compliance$\central\shared\198\MyTravel A sharesfx.doc

Authorised by: (1) ______________ **(2)** ______________

Cost Centre 0840930010 ***Expenses A/C***

Central Compliance

Deutsche Bank

BY FAX AND POST

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

14 January 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 13 January 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 4,097,338,932 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 743,612,929 A ordinary shares of MyTravel Group Plc, amounting to 18.15%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares4.doc
DJL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

12 January 2005

11. Date company informed

14 January 2005

12. Total holding following this notification

399,013,578 A ordinary shares of which 316,950,714 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

9.73% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

17 January 2005

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

14 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 12 January 2005, following aquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 316,950,714 "A" shares
2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

9.37%

CSFB now holds a total interest of 399,013,578 shares being equivalent to approximately 9.74% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).

4,099,801,433

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

12 January 2005

11. Date company informed

14 January 2005

12. Total holding following this notification

343,110,057 A ordinary shares of 1p each

13. Total percentage holding of issued class following this notification

8.37% of the A ordinary shares of 1p each

14. Any additional information

Morgan Stanley Securities Limited ("MSSL") is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux - Assistant Company Secretary

Date of notification

17 January 2005

Fax

Morgan Stanley

20 Cabot Square
Canary Wharf
London E14 4QW

Date: 14 January 2005 **Subject:** Section 198 CA 1985

To: Company Secretary **Company:** MyTravel Group Plc **Fax Number:** (0161) 232 6524

☒ **Urgent** ☐ **Confirm Transmission** 2 **Total Pages Including Cover Sheet**

IF TRANSMISSION FAILS PLEASE CALL

From: **David Edwards**

Department: Law Division

Fax: 0207 677 9610 **Telephone:** 0207 677 1865

Message:

Please see attached letter.

If you have any queries, please do not hesitate to contact me on the above number

Regards
David

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA

tel +44 (0)20 7425 8000
fax +44 (0)20 7425 8990
telex 8812564

MorganStanley

Company Secretary
MyTravel Group Plc
Parkway One, Parkway Business Centre
300 Princess Road
Manchester
M14 7QU
United Kingdom

14 January 2005

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

MYTRAVEL GROUP PLC A-SHARES (THE "COMPANY")

This notification relates to the Type A shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 12 January 2005, Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares that resulted in our holding a total of 343,110,057 shares, being approximately 8.37% of the issued share capital of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which MSSL is interested.

Yours faithfully

Robin Greenwood
Law Division

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

14 January 2005

12. Total holding following this notification

891,017,521 A ordinary shares

13. Total percentage holding of issued class following this notification

21.73% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

17 January 2005

The FSA does not give any express or implied warranty as to the accuracy of this

Central Compliance

Deutsche Bank

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

BY FAX AND POST

13 January 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 11 January 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is ~~4,097,338,932~~ 4,099,801,433. A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 891,017,521 A ordinary shares of MyTravel Group Plc, amounting to 21.75% 3. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares3.doc
DJL

FACSIMILE TRANSMISSION

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	David Lindsay
Date	13 January 2005

Total pages 2 **(Including this header)**
If you do not receive all the pages, please telephone immediately

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

David Lindsay
Central Compliance Department

\\lonc13\central_compliance$\central\shared\198\MyTravel A sharesfx.doc

Authorised by: (1) ______________ **(2)** ______________

Cost Centre 0840930010 **Expenses A/C**

Central Compliance

BY FAX AND POST

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

13 January 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

Further to our letter of 11 January 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 4,097,338,932 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 891,017,521 A ordinary shares of MyTravel Group Plc, amounting to 21.75%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares3.doc
DJL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

11 January 2005

11. Date company informed

14 January 2005

12. Total holding following this notification

296,811,803 A ordinary shares of which 214,748,939 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

7.24% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

17 January 2005 ✓

London Telex 092131 CSFBG
E14 4QJ

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

13 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 11 January 2005, following aquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 214,748,939 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 296,811,803 shares being equivalent to approximately 7.24% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).
4,099,801,483

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

13 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 11 January 2005, following aquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 214,748,939 "A" shares
2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 296,811,803 shares being equivalent to approximately 7.24% of the total shares in issue of this class. (Shares outstanding being 4,097,338,932).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance

MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

18 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 17 January 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050118

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

13 January 2005

11. Date company informed

17 January 2005

12. Total holding following this notification

Not supplied

13. Total percentage holding of issued class following this notification

No longer a notifiable interest for the purposes of section 198 of the Companies Act 1985

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

18 January 2005

One Cabot Square Telephone 020 7888 8888
London Telex 092131 CSFBG
E14 4QJ

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

17 January 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 13 January 2005, following disposals, Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBi), no longer have a notifiable interest in the ordinary shares of the company for the purposes of section 198 of the Act.

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFB are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFB is interested.

Yours faithfully

Andrew Veasey
Director – Legal and Compliance